VF 9-1-05



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 29827

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 6/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Worth Financial Group Inc., formerly Promark Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16660 Dallas Parkway, Suite 1600
(No. and Street)

Dallas (City) — Texas (State) — 75248 (Zip Code)



SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2005
198
SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name)*

2300 Honey Locust Drive (Address) — **Irving** (City) — **Texas** (State) — **75063** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



SEP 02 2005

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF
9/1/05

OATH OR AFFIRMATION

I, Jim W. Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Worth Financial Group Inc., as of June 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public


DEBORAH A. HAYS
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
05-04-2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORTH FINANCIAL GROUP INC.

FINANCIAL REPORT

JUNE 30, 2005

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Worth Financial Group Inc.

We have audited the accompanying statement of financial condition of Worth Financial Group Inc. formerly Promark Securities Inc. as of June 30, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Worth Financial Group Inc. as of June 30, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
August 1, 2005

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

WORTH FINANCIAL GROUP INC.
Statement of Financial Condition
June 30, 2005

ASSETS	
Cash and cash equivalents	$ 2,811
Commissions receivable	27,089
Clearing deposits	21,217
Property and equipment, net of accumulated depreciation of $491	1,533
TOTAL ASSETS	$ 52,650
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable	$ 1,729
Accrued expenses	2,125
Commissions payable	20,089
Note payable to shareholder	15,000
Accrued interest payable to shareholder	206
Total Liabilities	39,149
Stockholders' Equity	
Preferred stock, $100 par value, 500,000 shares authorized, no shares issued and outstanding	-
Common stock, $.01 par value, 9,500,000 shares authorized, 300,000 shares issued and outstanding	3,000
Additional paid-in capital	32,500
Accumulated deficit	(21,999)
TOTAL STOCKHOLDERS' EQUITY	13,501
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 52,650

See notes to financial statements.

WORTH FINANCIAL GROUP INC.
Statement of Income
Year Ended June 30, 2005

Revenue	
Securities commissions	$ 175,190
Insurance commissions	174,081
Investment company share commissions	264,193
Consulting income	36,750
Other revenue	12,619
TOTAL REVENUE	662,833
Expenses	
Compensation and related costs	505,594
Clearing charges	111,728
Communications	8,054
Regulatory fees	5,190
Occupancy and equipment	1,130
Losses in error account and bad debts	868
Interest	200
Professional fees	19,563
Other expenses	7,748
TOTAL EXPENSES	660,075
Net income before provision for income taxes	2,758
Income taxes	672
NET INCOME	$ 2,086

See notes to financial statements.

WORTH FINANCIAL GROUP INC.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2005

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at June 30, 2004	300,000	$ 3,000	$ 32,500	$ (24,085)	$ 11,415
Net income	-	-	-	2,086	2,086
Balances at June 30, 2005	300,000	$ 3,000	$ 32,500	$ (21,999)	$ 13,501

See notes to financial statements.

WORTH FINANCIAL GROUP INC.
Statement of Cash Flows
Year Ended June 30, 2005

Cash flows from operating activities:	
Net income	$ 2,086
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	346
Changes in assets and liabilities	
Decrease in commissions receivable	963
Increase in clearing deposits	(209)
Increase in accounts payable	359
Increase in accrued expenses	2,125
Decrease in commissions payable	(3,333)
Increase in accrued interest payable to shareholder	200
Net cash provided by operating activities	2,537
Cash flows from investing activities:	
Purchase of property and equipment	(120)
Net change in cash and cash equivalents	2,417
Cash and cash equivalents at beginning of year	394
Cash and cash equivalents at end of year	$ 2,811

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 672

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Worth Financial Group Inc. formerly Promark Securities Inc. (the Company) was organized in March 1983 as a Texas corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The majority of the Company's customers are individuals located in the state of Texas.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using accelerated methods over estimated useful lives of five to seven years.

Commission Revenue

General securities commissions and related clearing expenses are recorded on a trade date basis. Insurance commissions are recorded when the policies are funded by the customer. Investment company share commissions are recorded when initial subscriptions are funded or when recurring commissions are payable to the Company.

Note 2 - Transactions with Clearing Broker/Dealers

The agreements with the clearing broker/dealers provide for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreements also require the Company to maintain a minimum of $21,000 as a deposit in accounts with the clearing broker/dealers.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2005, the Company had net capital and net capital requirements of $9,889 and $5,000, respectively. The Company's net capital ratio was 3.96 to 1.

Note 4 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture and fixtures	$ 1,111
Computer equipment	913
	2,024
Accumulated depreciation	(491)
	$ 1,533

Depreciation expense for the year was $346 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 5 - Note Payable to Shareholder

The Company has a note payable of $15,000 due to a shareholder. Principal and accrued interest on the note are due in May 2006. The note payable is collateralized by the Company's clearing deposit of $15,000 at one of its clearing broker/dealers and accrues interest equal to the total interest earned by the Company on the clearing deposit. The interest rate on the clearing deposit was 2.32% at June 30, 2005.

Note 6 - Contingencies

Litigation

The Company has been named as a defendant in a lawsuit alleging breach of a buyout agreement. The lawsuit seeks damages equal to the value of the Company plus attorney's fees and costs. The lawsuit is currently pending in the 211th Judicial District Court of Denton County, Texas. While the outcome of this pending litigation cannot be predicted with certainty, management, having reviewed this action with its outside legal counsel, believes it has meritorious defenses to such action and intends to defend itself vigorously. No provision has been made in the financial statements for this contingency.

Note 7 - Related Party Transactions

Office facilities and related expenses are provided at no cost to the Company per a written agreement with a third party in exchange for services performed by the majority shareholder of the Company.

The Company has a note payable to a shareholder totaling $15,000. (See Note 5.)

Note 8 - Concentration of Credit Risk

The Company has a total of $22,777, or approximately 43% of its total assets, in amounts held at or due from one of its clearing broker/dealers.

Note 9 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealers. The clearing broker/dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealers.

Schedule I

WORTH FINANCIAL GROUP INC.
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
June 30, 2005

Total stockholders' equity qualified for net capital	$ 13,501
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable	1,632
Property and equipment, net	1,533
Total deductions and/or charges	3,165
Net capital before haircuts on securities positions	10,336
Haircuts on securities:	
Cash equivalents	447
Net Capital	$ 9,889
Aggregate indebtedness	
Accounts payable	$ 1,729
Accrued expenses	2,125
Commissions payable	20,089
Note payable to shareholder	15,000
Accrued interest payable to shareholder	206
Total aggregate indebtedness	$ 39,149
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 4,889
Ratio of aggregate indebtedness to net capital	3.96 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of June 30, 2005 as filed by Worth Financial Group Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Worth Financial Group Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Worth Financial Group Inc. (the Company) for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



PHILLIP V. GEORGE, PLLC

Irving, Texas
August 1, 2005